U.S. Securities and Exchange Commission

                             Washington, D.C. 20549



                                 Amendment No. 1
                                       to
                                   Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         Savoy Capital Investments, Inc.
                    -----------------------------------------
                 (Name of Small Business Issuer in its charter)


        Colorado                                            84-1522003
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


          4096 West Union Avenue
            Denver, Colorado                                     80236
 --------------------------------------------                  ----------
(Address of principal executive offices)                       (Zip Code)


Issuer's telephone number: (303) 798-0472


Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

None
---------------------------                   ------------------------------


Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------
    (Title of class)

Item 1. Description of Business.
        ========================


     (a)  Business Development.
          ---------------------

     Savoy Capital Investments, Inc. ("Savoy"), is a development-stage company that was organized under the laws of the State of Colorado on March 6, 1997. We propose to engage in the residential and commercial mortgage brokerage business, including the origination of new, refinance and second mortgage loans via our web site on the Internet located at http://www.savoyloans.com. We will concentrate our marketing efforts in the area of residential mortgage loans. Our executive offices are located at 4096 West Union Avenue, Denver, Colorado 80236, and our telephone and facsimile numbers are (303) 798-0472 and (720) 283-9860, respectively.

     We received gross proceeds in the sum of $25,700 from the sale of a total of 257,000 shares of common stock, representing approximately 5% of our outstanding shares of common stock as of the date hereof, to forty-five persons in an offering conducted during the period from June 26 through August 18, 2000, pursuant to the exemption from registration with the U.S. Securities and Exchange Commission (the "Commission") provided under Section 3(b) of the Securities Act of 1933, as amended (the "1933 Act"), and Regulation A promulgated thereunder, and the exemption with the Colorado Division of Securities (the "Division") afforded under Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (the "Colorado Act").

     On January 10, 2000, Savoy raised gross proceeds in the amount of $5,000 from the sale of an aggregate of 200,000 shares of preferred stock, representing all of our outstanding shares of preferred stock as of the date hereof, to Mr. Andrew N. Peterie, Sr., our sole executive officer and director, and Patricia Cudd, Esq., sole proprietor of Cudd & Associates, our legal counsel. Mr. Peterie and Ms. Cudd paid cash in the amounts of $4,760 and $240 ($.025 per share), respectively, for the purchase of the shares. The sales of preferred stock to these two individuals were made in reliance upon the exemption from registration with the Commission provided by Section 4(2) of the 1933 Act.

     See (b) "Business of Issuer" immediately below for a description of our current operations and future proposed activities.


     (b)  Business of Issuer.
          -------------------

General
-------

     We propose to engage in the residential and commercial mortgage brokerage business, including the origination of new, refinance and second mortgage loans; concentrating our marketing efforts in the area of residential mortgage loans. Our offices are located at 4096 West Union Avenue, Denver, Colorado 80236, and the telephone and facsimile numbers are (303) 798-0472 and (720) 283-9860, respectively. Our web site address is http://www.savoyloans.com. To date, we have devoted substantially all of our time and effort to organizational matters, developing a business plan, obtaining financing and establishing a web site.

     We will limit the scope of our business to the United States. However, because we will market our services on the Internet, the properties financed may be located anywhere in the United States. We anticipate the origination of loans with national wholesale lenders, primarily. We do not expect to be dependent on one or a few national wholesale lenders for the closing of our loans. We expect that the steps that we take in processing residential and commercial loans will be identical to those taken by the many lending institutions with which we will compete, except that we will not initially close any loans in-house. Further, many of our competitors employ sizeable staffs of loan officers, administrative personnel and others to gather the required information; complete the requisite forms and other documents; and close the mortgage lending transactions.


     We have not originated or refinanced any loans as of January 23, 2001. Further, because we have not yet commenced operations, we are unable to anticipate the number of loans that may be originated and/or refinanced or the aggregate principal amount of any such loans during the year ended December 31, 2001. We may employ agents in the future if a sufficient level of revenue is derived from operations; however, management intends to employ an administrative employee, whose salary is expected to be approximately $25,000, before considering the employment of any agents.

     Our proposed mortgage brokerage business is substantially impacted by the ongoing fluctuation in mortgage interest rates. During the periods from 1994 to 1996 and 1996 to 1998, the mortgage brokerage business in which we propose to engage decreased and increased, respectively, in response to rising and falling mortgage interest rates, respectively. From 1996 to 1998, residential interest rates commenced falling and continued their downward movement. While residential interest rates began climbing in 1999 and declined only recently to the current rate of approximately 7.1%, we cannot be certain that interest rates will continue at their present level or will not rise again. Any increase in residential or commercial interest rates could be expected to have a substantial negative impact upon our ability to generate revenue.


     Mr. Andrew N. Peterie, Sr., our sole executive officer and director, has extensive banking experience and, during the period from 1984 through 1987, experience as a self-employed mortgage broker or as a mortgage broker employed by National Western Mortgage. Mr. Peterie's prior activities in the mortgage brokerage business involved the employment of traditional marketing methods, including newspaper advertising, direct mail and telemarketing. Accordingly, Mr. Peterie has no previous experience in employing the Internet as the primary marketing tool to originate commercial and residential loans.

     We will commence the loan origination process by collecting consumer information, transmitting the data to a prospective mortgage lender and beginning a comprehensive, automated follow-up sales process. Through automating the loan generation and processing procedure, we expect to have available instant information concerning the status of each prospective new, refinance or second mortgage loan and the remaining steps necessary to be taken in order to accomplish loan approval. We intend to communicate with the loan prospect and track the loan with the personnel of the prospective lender on a continuous basis.

     Our customized web site is located at http://www.savoyloans.com on the Internet. We intend to continuously enhance and improve the functionality and features of our web site based upon our experience in operating the site, depending upon the revenue that may be available from time-to-time for this purpose, and take steps to determine the best and most cost-effective means of advertising the site.

     We expect our proposed business to be favorably impacted by the following, among other, factors: (i) increased consumer usage of the Internet; (ii) the burgeoning of the real estate market; (iii) low interest rates; (iv) high consumer confidence and (v) the impact of baby boomers on purchasing trends. Over the past four years approximately, the use of the Internet in the origination of loans has increased dramatically. This development is due in part to the relaxation of traditional underwriting criteria that has facilitated the origination of new, refinance and second mortgage loans that previously relied on a slow and laborious process of acquiring underwriting information. Employment of the Internet in the origination of refinance loans involves, as the initial step, borrowers seeking financing through the vehicle of the Internet. The borrower would likely compare information available on web sites established by lenders, brokers or service providers offering refinance mortgage loans in order to determine whether to further pursue the origination of a loan with a particular lender or broker. The origination of a loan could be initiated by the borrower's downloading documentation pertaining to the loan, such as loan application forms, credit authorizations and disclosure statements. We believe that the Internet is useful as a tool in originating residential and commercial mortgage loans, but could not be utilized to close loans. However, there is limited statistical and other information available to us regarding the use of the Internet to originate and/or close new, refinance and second residential or commercial mortgage loans.


Marketing
---------

     While we expect the bulk of Savoy's business to be derived from marketing on the Internet, mortgage loans are also expected to be generated by
"word-of-mouth," realtors, attorneys and other traditional sources. The principal sources of loans originated by management through word-of-mouth are expected to be business associates, friends and other acquaintances. We may also advertise in newspapers and via direct mail and telemarketing, but have no present plans to employ any of these methods of marketing at the present time. Since we have no prior experience in the employment of the Internet to originate residential or commercial mortgage loans, it is not feasible for us to predict the timing or size of the results of our proposed marketing efforts that will be necessary in order for us to become profitable. We have no customers as of the date hereof.


Competition
-----------

     Competition in the residential and commercial mortgage brokerage business is intense, with hundreds of lending institutions and brokers operating in the Denver metropolitan area alone. Many of these lenders enjoy name recognition within the Denver metropolitan area and/or nationally and have financial, personnel, technical and other resources far exceeding our resources. Additionally, many of such organizations with which we will be in competition are established and most have far greater financial resources, substantially greater experience and larger staffs than we do. For these reasons, we are certain that we will be incapable of competing with any of these companies in the foreseeable future except, however, to the extent to which any such lenders and/or brokers operate marketing campaigns on the Internet. Although we believe that Savoy will have a distinct advantage in operating on the Internet, we also believe that there will be an increasing number of lenders and/or brokers seeking to originate new, refinance and second mortgage loans via the Internet. We hope, to the extent practicable, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, through our focus on the Internet; which eliminates the need for a sizeable facility and marketing staff. We expect to face strong competition from both well-established companies and small independent companies like ourselves. In addition, our business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Additionally, it is anticipated that there may be significant technological advances in the future and we may not have adequate creative management and resources to enable us to take advantage of such advances. The effect of any such technological advances on Savoy, therefore, cannot be presently determined.


     There is limited statistical information available to us regarding the number of lenders with which we will be competing on the Internet or the volume of loans processed by these institutions. Further, while management believes that the impact of the Internet on the mortgage lending business will be significant, verifiable, quantifiable statistical and other information to support this supposition is not presently available to the best of our knowledge.



Intellectual Property
---------------------

     We intend to rely on a combination of trademark, trade secret and copyright laws to protect our intellectual property, although we know that these laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including organization, information and sales mechanics, or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "savoyloans.com," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we operate internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Government Regulation
---------------------

     We are not currently subject to direct federal, state or local governmental regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. We do not anticipate that we will be subject to federal, state or local regulations governing the mortgage industry until such time as we engage in the closing of mortgage loans. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal information regarding our users to third persons and we currently do not identify users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our services or require us to redesign our web site.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our services, increase the cost of doing business as a result of litigation costs and/or increase service delivery costs.


Employees and Consultants
-------------------------

     As of the date hereof, we employ one individual, Mr. Andrew N. Peterie, Sr., our President, Secretary, Treasurer and sole director, on a part-time basis. Mr. Peterie, who owns of record and beneficially approximately 84% of our outstanding common stock, has served in those positions without cash compensation since he became our sole executive officer and director on October 28, 1998. He plans to devote approximately 50% of his time to our business and affairs. For the foreseeable future, Mr. Peterie will receive no compensation in any form for his services rendered to Savoy in all capacities. Further, we have no plans to adopt any supplemental benefits or incentive arrangements at the present time. The funding totaling $25,700 received from our recently completed private placement of common stock is insufficient to permit us to employ an administrative employee in accordance with our plans. Accordingly, we will only employ such individual if our efforts to raise additional capital in the future are successful. We have no plans to retain any consultants or pay consulting fees to any person to perform services for Savoy in any capacity.

Item 2. Management's Discussion and Analysis or Plan of Operation.
        ==========================================================

Plan of Operation
-----------------


     We propose to engage in the residential and commercial mortgage brokerage business, including the origination of new, refinance and second mortgage loans; concentrating our marketing efforts in the area of residential mortgage loans. We have generated no revenue and a net loss from operations through the date hereof. For the period from inception (March 6, 1997) to December 31, 2000 and for the years ended December 31, 2000, and 1999, Savoy realized no sales and a net loss of $(14,070) (nil per share), $(9,570) (nil per share) and $-0- ($-0-per share), respectively. The net losses realized by Savoy for the period from inception to December 31, 2000, and the year ended December 31, 2000, were the result of selling, general and administrative expenses and the lack of revenue from operations. We are unable to predict the number of mortgage loans that we will be able to originate and, accordingly, the amount of revenue, if any, that we will be able to generate, during our fiscal year ending December 31, 2001. We will not become profitable until we successfully originate such number of mortgage loans that the revenue generated is in excess of the amount of expenses incurred by us from operations and otherwise. Thus, we are expected to continue to realize a loss until revenues from the origination of mortgage loans exceed operating expenses, if ever.


     We intend to generate revenue in the future through the enhancement of the functionality and features of our web site and the expenditure of funds for marketing, advertising and/or promotion. We believe that the revenue generated from our business will not be sufficient to finance these and other future activities and that it will be necessary to raise additional funds through equity and/or debt financing in the next twelve months. Further, the implementation of these plans long term is dependent upon our ability to raise significant additional capital from equity and/or debt financing and/or achieve profitable operations. Although we intend to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that we will be able to generate additional capital whatsoever. In the event that only limited additional financing is received, we expect our opportunities in the mortgage brokerage business to be limited. Further, even if we succeed in obtaining the level of funding necessary to generate a commercial level of sales through the enhancement of our Internet site and the expenditure of additional funds for marketing, advertising and/or promotion, this will not ensure that operations will be profitable.

     The success of our proposed Internet-based mortgage brokerage business is dependent upon our ability to originate a significant amount of new, refinance and second mortgage loans. We cannot be certain that we will achieve commercial acceptance for any of our services in the future; that future service revenues will be significant; or that we will have sufficient funds available for enhancement of the functionality and features of our web site and for marketing, advertising and/or promotion. The likelihood of our success will also depend upon our ability to raise additional capital from equity and/or debt financing to overcome the problems and risks described herein; to absorb the expenses and delays frequently encountered in the operation of a new business; and to succeed in the competitive environment in which we will operate. Although we intend to explore all available alternatives for equity and/or debt financing, including, but not limited to, private and public securities offerings, there can be no assurance that we will be able to generate additional capital. Our continuation as a going concern is dependent on our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to achieve profitability.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------


     As of December 31, 2000, Savoy had total/current assets comprised of cash and cash equivalents in the amount of $22,130 and total liabilities of $1,000. Our assets represent the balance of proceeds received from the sale of a total of 257,000 shares of common stock ($25,700) in an offering conducted under Regulation A under the 1933 Act and proceeds received from the sale of preferred stock to our sole executive officer and director and legal counsel. As a result of our having minimal assets and a deficit accumulated during the development stage of $(13,070), our total shareholders' equity as of December 31, 2000, was $22,130. There can be no assurance that our financial condition will improve.


     To date, Savoy has been funded through the sale of common and preferred stock for gross proceeds in the amount of $25,700 and $5,000, respectively. If we expend significant funds to enhance or web site features and functionality and for marketing, advertising and/or promotion in accordance with our business plan, we may experience working capital shortages until such time, if ever, as we are successful in raising additional capital and/or achieving profitable operations. Should our efforts to raise additional capital through equity and/or debt financing fail, management is expected to provide the necessary working capital so as to permit us to continue as a going concern. Our future success will be dependent upon our ability to generate and consummate new, refinance and second mortgage loans; enhance our web site; the continued acceptance of the Internet for the sale of services and our ability to enhance our web site and develop and provide new services that meet customers' changing requirements.


Item 3. Description of Property.
        ========================

     We own no real or personal property. We maintain our offices rent-free, pursuant to a verbal arrangement, at the business offices located at 4096 West Union Avenue, Denver, Colorado 80236, of Mr. Andrew N. Peterie, Sr., the President, the Secretary, the Treasurer, a director and an approximate 84% shareholder of Savoy. We have made arrangements with Mr. Peterie to use his offices free of charge for the foreseeable future. We anticipate the continued utilization of these offices on a rent-free basis until such time, if ever, as we obtain sufficient funding from debt and/or equity financing and/or generate a level of earnings sufficient to enable us to rent office space from an independent third party. The space that we currently occupy is expected to be adequate to meet our foreseeable future needs so long as we are in the development stage. Our telephone and facsimile numbers are (303) 798-0472 and
(720) 283-9860, respectively.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
        ===============================================================

     The following table sets forth certain information regarding the ownership of Savoy's common stock as of January 23, 2001, by each shareholder known by us to be the beneficial owner of more than five per cent of our outstanding shares of common stock, each executive officer and director and all executive officers and directors as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.


                                            Common
                                            Shares                 Percentage
                                          Beneficially                 of
       Beneficial Owner                    Owned (1)                Class (1)
------------------------------------  ---------------------       -----------

Andrew N. Peterie, Sr. (2)               3,998,000 (3) (5)            84.04%
4096 West Union Avenue
Denver, Colorado  80236

Patricia Cudd                              331,000 (4) (6)             6.96%
1120 Lincoln Street, Suite #1507
Denver, Colorado  80203

All executive officers and directors     3,998,000 (3) (5)            84.04%
as a group (one person)


----------------------------

     (1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 4,757,000 shares of Savoy's common stock outstanding as of January 23, 2001.


     (2) Executive officer and member of the Board of Directors of Savoy.

     (3) Includes  2,000 shares of common stock owned of record by Ms.  Patricia
E. Peterie, Mr. Peterie's spouse, and does not include 31,250 shares of common stock owned of record by each of Mr. Andrew N. Peterie, Jr., and Ms. Deseri Peterie, Mr. Peterie's adult son and daughter-in-law (a total of 62,500 shares).

     (4) Includes 125,000 shares of common stock owned of record by Patricia Cudd, Esq., as custodian for Mr. Ryan P. Cudd, her minor child.

     (5) Does not include 190,400 shares of preferred stock owned of record and beneficially by Mr. Peterie.

     (6) Does not include 9,600 shares of preferred stock owned of record and beneficially by Ms. Cudd.
----------------------------
                                       9

Item 5. Directors, Executive Officers, Promoters and Control Persons.
        =============================================================


Executive Officers and Directors
--------------------------------

     Set forth below is the name, age, position with Savoy and business experience of Mr. Andrew N. Peterie, the sole executive officer and director of Savoy.

        Name              Age                 Position with Savoy
-----------------------   ---       --------------------------------------------
Andrew N. Peterie, Sr.*    57       President, Secretary, Treasurer and Director

------------------
* May be deemed to be a "parent" and "promoter" of Savoy, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.


General
-------

     Directors hold office until the next annual meeting of Savoy's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mr. Peterie is expected to devote approximately 50% of his time to the business and affairs of Savoy. Set forth below under "Business Experience" is a description of Mr. Peterie's business experience.


Business Experience
-------------------



     Mr. Andrew N. Peterie, Sr., the sole executive officer and director of Savoy, has served as the President, the Secretary, the Treasurer and a director of Savoy since October 28, 1998. Mr. Peterie, since February 1997, has served as the President and Chief Executive Officer of A.P. Investments, Inc., Denver, Colorado, a consulting firm owned by him and Ms. Patricia E. Peterie, his spouse, that provides assistance to private and public corporations in connection with mergers, acquisitions and other business combinations. He served as the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary and a director of HomeSmart.com, Inc. (formerly "CPC Office Systems, Inc."), Cameron Park, California, a publicly-held operator of an Internet real estate portal, from the date of the inception of HomeSmart.com, Inc., on July 14, 1995, through the date of his resignation in July 1999. From November 1995 until his resignation in February 1999, Mr. Peterie served as the sole executive officer and director of Fisher Television Company (formerly "Storage Systems, Inc."), a publicly-held company. He served, from November 1995 through July 1998, as the Secretary and a director of Quest Net Corp. (formerly "A.P. Sales, Inc."), a publicly-held, Ft. Lauderdale, Florida-based Internet service provider. From June 1990 through January 1998, he served as the President and

Chief Executive Officer of A.P. Contracting, Inc., Denver, Colorado, a closely-held corporation engaged in the marketing, installation and servicing of filing and office equipment. Mr. Peterie, from July 1994 through August 1996, served as the President and a director of A.P. Office Equipment, Inc., a publicly-held office and filing equipment distribution company with offices in Denver, Colorado. From May 1994 through May 1996, he was the President and a director of R.P.H. Financial, Inc., a publicly-held corporation located in Denver, Colorado, with which he has no further association. Mr. Peterie served as an officer and director of Liberty Services Corp., Denver, Colorado, during the period from January 1994 until his voluntary resignation in May 1994. He served as the Treasurer and a director of SureWest Management, Inc., a privately-held, Denver, Colorado company with plans to engage in the insurance business, from April through August 1994, when he voluntarily resigned. Mr. Peterie served in the position of Secretary/Treasurer of Gaensel Gold Mines, Inc., a publicly-held, Denver, Colorado-based corporation, from July 1988 through May 1994. From 1988 through 1991, Mr. Peterie served as the President of O.P. Investments, Inc., a closely-held, Denver, Colorado-based consulting firm specialized in the area of mergers, acquisitions and business combinations. He was employed as the President of Chavez Industrial Bank, Denver, Colorado, from 1987 through 1988. During 1987, Mr. Peterie was employed by National Western Mortgage, Denver, Colorado, as a commercial and resident loan broker. During the period from 1984 through 1986, he was self-employed as a commercial and residential loan broker operating in the Denver, Colorado, area. He was employed in the banking industry in various capacities including, among others, bank and loan officer and loan collector, from July 1965 through February 1984. The highest positions held by Mr. Peterie during this period were President, Chief Executive Officer and director of First National Bank of Aurora, N.A., Omnibank Banks (now KeyBank, N.A.) and an officer of AVCO Financial Services. He attended the University of Southern Colorado, Pueblo, Colorado, from 1962 to 1963.



Item 6. Executive Compensation
        ======================

     No cash  compensation  has been awarded to, earned by or paid to Mr. Andrew
N. Peterie, Sr., the President, the Secretary, the Treasurer and a director of Savoy, for all services rendered in all capacities since he became an executive officer and director of Savoy on October 28, 1998. For the foreseeable future, Mr. Peterie will receive no compensation in any form for his services performed in all capacities for us. We issued and sold 4,294,000 shares of common, and 190,400 shares of preferred, stock to Mr. Peterie on July 19, 1999, and January 10, 2000, respectively, in consideration for services performed by him in organizing Savoy valued at $3,998 and $4,760 in cash, respectively. Mr. Peterie holds no option to purchase any of Savoy's securities. He plans to devote approximately 50% of his time to the business and affairs of Savoy.

     We do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans and have no intention of implementing any such plans for the foreseeable future. In the future, we may offer stock options to prospective employees and/or consultants; however, no such options have been granted as of the date hereof. It is possible that in the future we may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with our operations, company automobiles and life and health insurance, for our executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of our Board of Directors.

     Under Colorado law and pursuant to our Amended and Restated Articles of Incorporation, our officers and directors may be indemnified for various expenses and damages resulting from their acting in such capacity. Insofar as indemnification for liabilities arising under the 1933 Act, may be permitted to our officers or directors pursuant to those provisions, we have been informed by our counsel that, in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.


Compensation of Directors
--------------------------

     We have no standard arrangements for compensating our directors.


Item 7. Certain Relationships and Related Transactions.
        ===============================================


     On October 28, 1998, we issued and sold 4,294,000 shares, and 206,000 shares, of common stock (a total of 4,500,000 shares), to Mr. Andrew N. Peterie, Sr., and Patricia Cudd, Esq., respectively, in consideration for services performed by each individual in connection with our organization valued at $4,294 and $206, respectively (a total of $4,500 at the rate of $.001 per share). On January 10, 2000, we issued and sold 190,400 shares, and 9,600 shares, of preferred stock (a total of 200,000 shares) to Mr. Peterie and Ms. Cudd, respectively, in consideration for $4,760 in cash, in Mr. Peterie's case, and $240 in cash, in the case of Ms. Cudd (a total of $5,000 at the rate of $.025 per share). Mr. Peterie serves as our sole executive officer and director and he and Ms. Cudd, owner of Cudd & Associates, our legal counsel, together own of record and beneficially 4,329,000 shares, representing approximately 91% of the total number of issued and outstanding shares, of our outstanding common stock as of the date hereof. The shares of preferred stock owned of record and beneficially by Mr. Peterie and Ms. Cudd constitute all of the outstanding shares of preferred stock of Savoy.


     We maintain our offices rent-free pursuant to a verbal arrangement with Mr. Andrew N. Peterie, Sr., the sole executive officer and director and an approximate 84% shareholder of Savoy, at his business offices located at 4096 West Union Avenue, Denver, Colorado 80236. Our present office arrangement has been valued by us at a nominal value and, accordingly, does not impact the accompanying Financial Statements of Savoy.


     Because of his present management positions with, organizational efforts on behalf of and percentage share ownership in, Savoy, Mr. Peterie may be deemed to be our "parent" and "promoter," as those terms are defined in the 1933 Act and the applicable Rules and Regulations thereunder. Because of the above-described relationships, transactions between and among Savoy and Mr. Peterie, such as our sale of common and preferred stock to him as described hereinabove, should not be considered to have occurred at arm's-length.

Item 8. Description of Securities.
        ==========================


Description of Capital Stock
----------------------------


     Savoy's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share.


Description of Common Stock
----------------------------

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of Savoy, each shareholder is entitled to receive a proportionate share of Savoy's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of Savoy's common stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy
----------------

     Holders of shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the preferred stock, if any, have been met. Savoy has not paid any dividends on our common stock and intends to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of Savoy.



Transfer Agent and Registrar
----------------------------

     The Transfer Agent and Registrar for Savoy's common stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.


Description of Preferred Stock
------------------------------


     Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights. As of January 23, 2001, Savoy had 200,000 shares of preferred stock issued and outstanding. Each share is entitled to receive, in the event of voluntary or involuntary liquidation, dissolution or winding up of Savoy, before any distribution of assets is made to shareholders of common stock or any other shares ranking junior to the preferred stock, a liquidating distribution in the amount of $.025 per share and has all of the preferences, limitations and rights otherwise provided by law and the Amended and Restated Articles of Incorporation of Savoy, but is not convertible, redeemable or entitled to voting rights or to receive dividends. The rights, privileges and preferences with respect to the preferred stock may be amended or modified with the consent of the holders of at least two-thirds of the preferred stock then outstanding.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.
        ========================================================================


     (a)  Market Information.

     There has been no established public trading market for the common stock since Savoy's inception on March 6, 1997.


     (b) Holders.

     As of January 23, 2001, Savoy had approximately 65 shareholders of record of our 4,757,000 issued and outstanding shares of common stock.


     (c) Dividends.

     Savoy has never paid or declared any dividends on our common stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.
        ==================


     Savoy knows of no legal proceedings to which we are a party or to which any of our property is the subject, which are pending, threatened or contemplated or any unsatisfied judgments against Savoy.



Item 3. Changes in and Disagreements with Accountants.
        ==============================================

     Comiskey & Company, Professional Corporation, Certified Public Accountants & Consultants, 789 Sherman Street, Suite #440, Denver, Colorado 80203, has reported upon the financial statements of Savoy, and has been appointed as Savoy's independent accountant for the year ending December 31, 2001. There has been no change in Savoy's independent accountant during the period commencing with Savoy's retention of Comiskey & Company, Professional Corporation, through the date hereof.

Item 4. Recent Sales of Unregistered Securities.
        ========================================


     On October 28, 1998, we issued and sold 4,294,000 shares, and 206,000 shares, of common stock (a total of 4,500,000 shares), to Mr. Andrew N. Peterie, Sr., and Patricia Cudd, Esq., respectively, in consideration for services performed by each individual in connection with our organization valued at $4,294 and $206, respectively (a total of $4,500 at the rate of $.001 per share). On January 10, 2000, Savoy issued and sold 190,400 shares, and 9,600 shares, of preferred stock (a total of 200,000 shares) to Mr. Peterie and Ms. Cudd, respectively, in consideration for $4,760 in cash, in Mr. Peterie's case, and $240 in cash, in the case of Ms. Cudd (a total of $5,000 at the rate of $.025 per share). Mr. Peterie serves as our sole executive officer and director and he and Ms. Cudd together own of record and beneficially 4,329,000 shares, representing approximately 91% of the total number of issued and outstanding shares, of our outstanding common stock as of the date hereof. The shares of preferred stock owned of record and beneficially by Mr. Peterie and Ms. Cudd constitute all of the outstanding shares of preferred stock of Savoy. We relied, in connection with the sales of the shares, upon the exemption from registration with the Commission afforded by Section 4(2) of the 1933 Act, and the exemption from registration with the Division promulgated under Section 11-51-308(1)(p) of the Colorado Act. Savoy relied upon the fact that the issuance and sale of the shares did not constitute a public securities offering together with the fact that (a) Mr. Peterie was an executive officer, director and controlling shareholder of Savoy and (b) Cudd & Associates, a sole proprietorship owned by Ms. Cudd, was Savoy's legal counsel, at the time of the sales, to make the exemptions available.


     During the period from June 26 through August 18, 2000, Savoy issued and sold an aggregate of 257,000 shares of common stock to a total of forty-five persons, all of whom, except for one resident of the Republic of Northern Ireland, are residents of the State of Colorado, for cash consideration totaling $25,700. The sales were made by Savoy in reliance upon the exemption from registration with the Commission provided under Section 3(b) of the 1933 Act and Regulation A promulgated thereunder and in reliance upon the exemption with the Division afforded under Section 11-51-308(1)(p) of the Colorado Act. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by Savoy to make the Federal exemption available include, among others, the following:

     (i) The aggregate offering price for the offering of the shares of common stock did not exceed $5,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance upon exemption Regulation A;

     (ii) The required number of manually executed originals and true copies of Form 1-A were duly and timely filed with the U.S. Securities and Exchange Commission;

     (iii) The fact that Savoy has not been since our inception:


          (a) Subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended;

          (b) An "investment company" within the meaning of the Investment Company Act of 1940, as amended;

          (c) A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; or

          (d) Disqualified because of Regulation Section 230.262.


Item 5. Indemnification of Directors and Officers.
        ==========================================

     Article VII of Savoy's Amended and Restated Articles of Incorporation contains provisions providing for the indemnification of directors and officers of Savoy as follows:

          "(a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

          (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

          (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

          (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Article XI of Savoy's Bylaws contains provisions providing for the indemnification of directors and officers of Savoy as follows:

     "The Corporation shall have the power to indemnify any director, officer, employee or agent of the Corporation or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Colorado."


     Savoy has no agreement with Mr. Andrew N. Peterie, Sr., our sole director and executive officer, providing for his indemnification with respect to liability arising out of his capacity or status as an officer or director.


     At present, there is no pending litigation or proceeding involving Mr. Peterie as to which indemnification is being sought.


                                    PART F/S
                                    --------

     The Financial Statements of Savoy Capital Investments, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.
                                       18

                                    PART III
                                    --------

Item 1. Index to Exhibits.
        ==================



Item
Number                        Description
------    --------------------------------------------------------------
3.1* Articles of Incorporation of Savoy Capital Investments, Inc., filed March 6, 1997.

3.2* Amended and Restated Articles of Incorporation of Savoy Capital Investments, Inc., filed October 26, 1998.

3.3*      Bylaws of Savoy Capital Investments, Inc.



------------------
  *  Previously filed.




Item 2. Description of Exhibits.
        ========================

     The documents required to be filed as Exhibit Number 3 in Part III of Form 1-A filed as part of the Registration Statement on Form 10-SB filed December 8, 2000 are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 2, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SAVOY CAPITAL INVESTMENTS, INC.
                                         (Registrant)




Date: January 29, 2000                   By: /s/ Andrew N. Peterie, Sr.
      ----------------                       --------------------------
                                              Andrew N. Peterie, Sr.,
                                              President, Secretary and Treasurer

                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)

                              Financial Statements

                                December 31, 2000

                                    CONTENTS

                                                        Page


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                 F-1

BALANCE SHEETS                                           F-2

STATEMENTS OF OPERATIONS                                 F-3

STATEMENT OF STOCKHOLDERS' EQUITY                        F-4

STATEMENTS OF CASH FLOWS                                 F-5

NOTES TO FINANCIAL STATEMENTS                         F-6 to F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
Savoy Capital Investments, Inc.


We have audited the accompanying balance sheet of Savoy Capital Investments, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the initial period from inception (March 6, 1997) to December 31, 2000, and for each of the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savoy Capital Investments, Inc. as of December 31, 2000, and the results of its operations and cash flows for the period from inception (March 6, 1997) to December 31, 2000, and for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.

Denver, Colorado
January 14, 2001

                                                        PROFESSIONAL CORPORATION

                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)

                                  BALANCE SHEET

     ASSETS                                                         December 31,
                                                                       2000
                                                                    ------------
CURRENT ASSETS

     Cash and cash equivalents                                         $ 22,130
                                                                       --------
         Total current assets                                            22,130
                                                                       --------

         TOTAL ASSETS                                                  $ 22,130
                                                                       ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Accounts payable                                                  $  1,000
                                                                       --------
         Total current liabilities                                        1,000
                                                                       --------

     STOCKHOLDERS' EQUITY

     Preferred stock, $0.01 par value; 10,000,000
         shares authorized; 200,000 shares issued and
         outstanding                                                      2,000
     Common stock, $0.001 par value; 100,000,000 shares
         authorized; 4,757,000 shares issued and outstanding
         at December 31, 2000; 4,500,000 shares issued and
         outstanding at December 31, 1999                                 4,757
     Additional paid-in capital                                          28,443
     Deficit accumulated during the development
         stage                                                          (13,070)
                                                                       --------

                                                                         22,130

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 23,130
                                                                       ========

    The accompanying notes are an integral part of the financial statements.


                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
   For the initial period from inception (March 6, 1997) to December 31, 2000


                                               For the         For the            For the
                                             period from        year                year
                                            inception to        ended               ended
                                             December 31,    December 31,        December 31,
                                                2000            2000                1999
                                           --------------   -------------    ----------------

INTEREST INCOME                            $        7       $         7      $         -

EXPENSES

     Selling, general and administrative       14,077             9,577                -
                                           --------------   -------------    ----------------

        Total expenses                         14,077             9,577                -
                                           --------------   -------------    ----------------

NET LOSS                                      (14,070)           (9,570)               -

Accumulated deficit

     Balance, beginning of period                   -            (4,500)          (4,500)
                                           --------------   -------------    ----------------

     Balance, end of period                $  (14,070)      $   (14,070)     $    (4,500)
                                           ==============   =============    ================

 BASIC NET LOSS PER SHARE                  $  (NIL)         $    (NIL)       $     -
                                           ==============   =============    ================

WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING                   4,527,912         4,606,464        4,500,000
                                           ==============   =============    ================



    The accompanying notes are an integral part of the financial statements.


                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
   For the initial period from inception (March 6, 1997) to December 31, 2000



                                                                                                      Deficit
                                     Preferred stock                Common stock                     accumulated
                                  -----------------------     -----------------------   Additional   during the        Total
                                  Number of                   Number of                  paid-in     development    stockholders'
                                   shares        Amount        shares        Amount      capital       stage          equity
                                  ---------     ---------     ---------     ---------   ----------   -----------    -------------
Common stock issued for
     services, March 6, 1997
     at $0.001 per share                  -     $       -     4,500,000     $   4,500   $       -    $        -     $   4,500

Net loss for the period ended
    December 31, 1997                     -             -             -             -           -       (4,500)        (4,500)
                                  ---------     ---------     ---------     ---------   ----------   -----------    -------------

Balance, December 31, 1997                -             -     4,500,000         4,500           -       (4,500)             -

Net loss for the year ended
    December 31, 1998                     -             -             -             -           -            -              -
                                  ---------     ---------     ---------     ---------   ----------   -----------    -------------

Balance, December 31, 1998                -             -     4,500,000         4,500           -       (4,500)             -

Net loss for the year ended
    December 31, 1999                     -             -             -             -           -            -              -
                                  ---------     ---------     ---------     ---------   ----------   -----------    -------------

Balance, December 31, 1999                -             -     4,500,000         4,500           -       (4,500)             -

Preferred stock issued for
     cash, January 14, 2000
     at $0.025 per share            200,000         2,000             -             -       3,000            -          5,000

Common stock issued for
     cash, July & August 2000
     at $0.10 per share                   -             -       257,000           257      25,443            -         25,700

Net loss for the year ended
    December 31, 2000                     -             -             -             -           -       (9,570)        (9,570)
                                  ---------     ---------     ---------     ---------   ----------   -----------    -------------

Balance, December 31, 2000          200,000     $   2,000     4,757,000     $   4,757   $  28,443    $ (14,070)     $  21,130
                                  =========     =========     =========     =========   =========    ===========    =============



    The accompanying notes are an integral part of the financial statements.

                            Savoy Capital Investments
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
   For the initial period from inception (March 6, 1997) to December 31, 2000


                                                             For the         For the         For the
                                                           period from         year            year
                                                          inception to        ended           ended
                                                           December 31,    December 31,    December 31,
                                                              2000            2000             1999
                                                          -------------   -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                             $  (14,070)     $ (9,570)        $    -
     Adjustments to reconcile
        net loss to net cash flows from
        operating activities:
           Increase in accounts payable                        1,000         1,000              -
           Common stock issued for services                    4,500             -              -
                                                          -------------   -------------    ------------

               Net cash flows from operating activities       (8,570)       (8,570)             -

CASH FLOWS FROM INVESTING ACTIVITIES                               -             -              -

CASH FLOWS FROM FINANCING ACTIVITIES

     Issuance of common stock                                 25,700        25,700              -
     Issuance of preferred stock                               5,000         5,000              -
                                                          -------------   -------------    ------------
               Net cash flows from financing activities       30,700        30,700              -
                                                          -------------   -------------    ------------

NET INCREASE IN CASH
        AND CASH EQUIVALENTS                                  22,130        22,130              -

CASH AND CASH EQUIVALENTS,
        BEGINNING OF PERIOD                                        -             -              -
                                                          -------------   -------------    ------------
CASH AND CASH EQUIVALENTS,
        END OF PERIOD                                     $   22,130      $ 22,130         $    -
                                                          =============   =============    ============


    The accompanying notes are an integral part of the financial statements.

                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000


1.   Summary of Significant Accounting Policies
     ------------------------------------------
     Development Stage Company

     Savoy Capital Investments, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Colorado on March 6, 1997. The principal office of the corporation is 4096 West Union Avenue, Denver, Colorado 80236.

     The Company proposes to engage in the residential and commercial mortgage brokerage business, including the origination of new, refinance and second mortgage loans; concentrating its marketing efforts in the area of residential mortgage loans. The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property.


     Accounting Method

     The Company records income and expenses on the accrual method.


     Fiscal Year

     The board of directors shall establish the fiscal year of the corporation.


     Loss per Share

     Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.


     Organization Costs

     Costs to incorporate the Company are charged to expense as incurred.


     Financial Instruments

     Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.


     Statements of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


     Use of Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000


1.   Summary of Significant Accounting Policies (continued)
     ------------------------------------------------------

     Consideration of Other Comprehensive Income Items

     SFAS 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 2000, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.


     Stock Basis

     Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

2.   Stockholders' Equity
     --------------------

     Common Stock

     As of December 31, 2000, 100,000,000 shares of the Company's $0.001 par value common stock had been authorized, of which 4,757,000 were issued and outstanding. Of the common stock, 4,500,000 shares were issued for services valued at $4,500. The other 257,000 shares were issued for cash totaling $25,700.


     Preferred Stock

     On January 14, 2000, 200,000 shares of the Company's $0.01 par value preferred stock were issued for $5,000 cash.

     The preferred stock is non-voting. The holders of the preferred stock, as a group, have the right to receive, pro rata, an annual dividend of 10% of the adjusted gross income from the annual corporate income tax return. The preferred stock also has a 10% preference in the liquidation of the Company.

3.   Related Party Transactions
     --------------------------
     One shareholder is acting as officer and director of the Company, and is the owner of approximately 4,000,000 shares of its issued and outstanding common stock, constituting approximately 84% of the Company's issued and outstanding common stock at December 31, 2000.

     The sole officer of the Company is also the owner of 190,400 shares of its issued and outstanding preferred stock, constituting approximately 95% of the Company's issued and outstanding preferred stock at December 31, 2000.

     Officers and directors are reimbursed for all out-of-pocket expenses.

                         Savoy Capital Investments, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000


4.   Income Taxes
     ------------
     The Company has Federal net operating loss carryforwards of approximately $14,000 expiring between the years 2012 through 2020. The tax benefit of these net operating losses is approximately $2,700 and has been offset by a full allowance for realization. This carryforward may be limited upon consummation of a business combination under IRC Section 381.

5.   Presentation as a Going Concern
     -------------------------------
     The Company has minimal capital with which to implement its business plan. It has current assets in the form of cash totaling $22,130. In the event this is insufficient capital to finance the Company's plans, the Company will need to seek additional financing. Although there are no formal agreements in place to provide future financing, management anticipates that interim funding from the Company's founders will be available over the next year of operations.